UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street Rehovot, Israel +972-8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Resignation of Chief Financial Officer and Appointment of his Replacement

On January15, 2017 the former Chief Financial Officer of Todos Medical Ltd. (the “Company”), Mr. Uri Sher, notified the Company of his resignation effective as of January 31, 2017.

On January 19, 2017 Mr. Shlomo Zakai, CPA was appointed as our chief financial officer, effective as of February 1, 2017.

Mr. Zakai is an expert in finance with many years of experience with U.S. public companies. He established his own accounting firm in Israel in 2004, providing a range of services to publicly traded and private companies, and he has served as controller and Chief Financial Officer of a number of private companies. Mr. Zakai serves as the internal auditor of several Israeli traded companies and oversees Sarbanes-Oxley compliance for several U.S. and Israeli traded companies. He previously worked as an accountant for nine years for Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global, where he last served as a senior manager and worked with technology companies publicly traded on NASDAQ and in Israel. Mr. Zakai holds a B.A. in Accounting from the College of Management in Rishon Le’Zion.

Mr. Zakai will be entitled to a fixed monthly remuneration of USD 1,000 per month (except for the three months of January-March 2017 for which the monthly remuneration shall be USD 2,000). In respect of additional services as detailed in the engagement agreement, if required by the Company, the Company will pay an additional fee of USD750 per quarter. Remuneration of Mr. Zakai will be reviewed by the parties in the event the Company completes an equity raise of at least USD 3 Million. The agreement may be terminated by either party by a 60 days prior written notice.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer

Date: January 23, 2017